Filed by Liberty Interactive Corporation pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) of the

Securities Exchange Act of 1934

Subject Company: Liberty Interactive Corporation

Commission File No.: 001-33982

Excerpts from the Transcript of Liberty Interactive Corporation at the Deutsche Bank 22nd Annual Media, Internet and Telecom Conference held on March 10, 2014

Douglas D. Mitchelson

Deutsche Bank AG, Research Division

Is there anything else with the numbers? I mean, I’m not expecting you would have stuff at sort of your fingertips, but whether it’s customer growth, retention, revenue per customer, business mix, margin, is there anything in particular that you’re seeing in the QVC business that you think needs some work or that you’re particularly encouraged by?

Gregory B. Maffei

Chief Executive Officer, President, Director and Member of Executive Committee

The thing that I remain the most encouraged by, and it’s not totally new but it’s been a positive trend that continues on, is not only how much of it’s Internet, here about 44% in the United States, but how much of it’s mobile, over 1/3 of that’s mobile. And if you look at with our traditional retailers who were not born in the Internet era or who were not created as Internet start-ups, I think you’d be hard pressed to find anybody who had those kind of stats who’ve been able to molt their business. And think about who the customers are; primarily, middle income, upper middle income women, 90%, 95% women. We’re not talking about Android tech nerds, we’re talking about mainstream America who has adapted and we’ve — as they moved to smartphones, as they moved to tablets, we’ve been in, not only with them, but in many cases, front of them and pushing them and helping them on that. It’s been very successful, and I give a lot of credit to the management team for being on front of that trend.

Douglas D. Mitchelson

What are e-commerce companies worth?

. . .

Gregory B. Maffei

Look, they’ve had some disappointments certainly to us over the last 18 months. After a long growth cycle, they’ve slowed down. If you take a multiple of revenue, they’re worth many billions. If you take the EBITDA and look at it inside of how — it’s — the EBITDA was probably just over $100 million last year. And if you look at the inside of LINTA, that says they’re under $1 billion or about $1 billion. I suspect that as we get out there with a tracker, it’ll be somewhere between those 2 numbers.

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Forward Looking Statements

The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed new tracking stocks, future financial prospects and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed new tracking stocks, possible changes in market acceptance of new products or services, competitive issues and regulatory matters affecting our businesses. These forward looking statements speak only as of the date of the transcript, and Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty, including the most recent Form 10-K, for additional information about Liberty and about the risks and uncertainties related to Liberty’s business which may affect the statements made in foregoing transcript.

Additional Information

Nothing in the foregoing transcript shall constitute a solicitation to buy or an offer to sell shares of the proposed QVC Group tracking stock, the proposed Liberty Digital Commerce tracking stock or Liberty’s existing common stock. The offer and sale of shares of the proposed new tracking stocks will only be made pursuant to an effective registration statement. Liberty stockholders and other investors are urged to read the registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein, because they will contain important information about the issuance of shares of the proposed tracking stocks. Copies of Liberty’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the approval of the issuance of the new tracking stocks. Information regarding the directors and executive officers of Liberty and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC.